

Laura Dye · 3rd

Chief Operating Officer at HiveTracks

Creston, North Carolina, United States · **Contact info**

500+ connections

🔒 Message   + Follow   More

HiveTracks

Stephen F. Austin State University

Activity
1,025 followers

Laura hasn't posted lately
Laura's recent posts and comments will be displayed here.

Show all activity →

Experience

Chief Operating Officer
HiveTracks · Full-time
Apr 2020 - Present · 2 yrs 10 mos
Creston, North Carolina, United States

HiveTracks is a western North Carolina-based, AgTech start-up developing technology-powered products for beekeepers, beekeeping businesses, and governments. HiveTracks has supporte ...see more

Sales Enablement Director
Siemens PLM Software
Aug 2017 - Feb 2019 · 1 yr 7 mos
Boone, North Carolina

Sales Director
RapidMiner, Inc.
Jan 2016 - May 2016 · 5 mos
Boone, North Carolina

TIBCO Spotfire
12 yrs 3 mos

  ● **Global Energy Director**
    Jan 2003 - Mar 2015 · 12 yrs 3 mos

  ● **National Account Director**
    Jan 2012 - Dec 2013 · 2 yrs
    Houston, Texas Area

  ● **Senior Account Manager**
    Jan 2003 - Feb 2012 · 9 yrs 2 mos

Solutions General Manager North America
Landmark / Halliburton
2001 - 2003 · 2 yrs

Show all 8 experiences →

Education

Stephen F. Austin State University
BS, Geology

University of St. Thomas (TX)
MBA, Finance

Skills

Enterprise Software

Endorsed by Lou Bajuk and 10 others who are highly skilled at this

Endorsed by 14 colleagues at TIBCO Spotfire

55 endorsements

Business Development

Endorsed by Scott Pihl and 2 others who are highly skilled at this

Endorsed by 15 colleagues at TIBCO Spotfire

52 endorsements

Energy

Endorsed by Peter Chalcraft who is highly skilled at this

Endorsed by 2 colleagues at RapidMiner

42 endorsements

Show all 27 skills →

Recommendations

Received   Given

Nothing to see for now
Recommendations that Laura receives will appear here.

Interests

Top Voices   Companies   Groups   Schools

 **Melinda French Gates** [in] · 3rd
Co-chair of the Bill & Melinda Gates
Foundation. Founder of Pivotal Ventures.
Author of The Moment of Lift.
7,227,413 followers

+ Follow

 **Bill Gates** [in] · 3rd
Co-chair, Bill & Melinda Gates Foundation
36,143,551 followers

+ Follow

Show all 3 Top Voices →